Exhibit 99.2

AMERALIA, INC.

Compensation Committee Charter

I.      Purpose of Compensation Committee

The Compensation Committee (the “Committee”) of AmerAlia, Inc. (the “Company”) is appointed by the Board of Directors to the Company (the “Board”) to assist the Board in setting and administering the policies and programs that govern annual compensation and stock option programs for the executive officers and directors of the Company. The Committee shall also be responsible for providing oversight with regard to the Company’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans.

II.           Membership of Compensation Committee

The Committee shall consist of no fewer than three directors as determined by the Board.  Each member of the Committee shall be independent of Management, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a director on the Committee, and meet the requirements of Rule 5605 of the Nasdaq Stock Market, LLC.

The directors and Chairman of the Committee shall be appointed and may be removed by the Board.  Directors on the Committee will be elected by the Board at the annual meeting of the Board held immediately after the annual meeting of the Company’s shareholders; directors on the Committee will serve until their successors shall be duly elected and qualified.  Unless a Chairman is elected by the Board, the directors of the Committee may designate a Chairman by majority vote of the Committee.

III. Meetings

The Committee shall meet in person, telephonically or electronically at least once during the year for purposes of performing its duties.  For the transaction of business at any meeting of the Committee, a majority of the directors on the Committee shall constitute a quorum.  The Committee shall take action by the affirmative vote of a majority of the directors on the Committee present at a duly held meeting.

IV. Responsibilities and Duties

The purpose and duties of the Committee shall include, but not be limited to, the following:

•	To review and report to the Board on the Company’s programs for attracting, retaining and promoting executives and for developing future senior management;

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To review and make recommendations to the Board regarding compensation for the chief executive officer, other executive level officers and directors; the chief executive officer may not be present during deliberations or voting regarding his compensation;

•	To establish the process for the Board to evaluate the performance of the chief executive officer and other corporate officers;

•	To review appropriate performance targets, participation and level of awards for incentive award plans;

•	To review, approve and report to the Board concerning administration of compensation plans and compensation for executives at specified salary grade levels and monitor the Company’s benefit plans;

•	To review, determine and recommend to the Board appropriate compensation for directors;

•	To produce, review and approve reports of the Committee required by the rules of the Securities and Exchange Commission;

•	To review and assess the adequacy of and update, if necessary, this Compensation Committee Charter annually;

•	To request and review such reports from management as it may require in carrying out its assigned responsibilities and advise the Board as to the Committee’s oversight functions; and

•	To undertake from time to time such additional activities within the scope of the Committee’s primary functions as it may deem appropriate, as required by law, NYSE Amex requirements, or the Board.

Website Publication

This Charter shall be included on the Company’s website.

Adoption

The Board of Directors of the Company has adopted this charter on the 13th day of May 2010.